EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Allume Systems, Inc., a California corporation.

2.	Tag Acquisition Corporation II, a Delaware corporation.

3.	E Frontier Acquisition Corporation, a Delaware corporation.

4.	IS Acquisition Sub, Inc., a Delaware corporation.

5.	Tel Acquisition Corporation, a Delaware corporation.

6.	STF Technologies, Inc., a Missouri corporation.

7.	Smith Micro Software LLC Belgrade, a Serbia corporation.

8.	Smith Micro Software UK Limited, a United Kingdom corporation.

9.	William W. Smith Software Canada. Ltd., a Canadian corporation.

10.	Smith Micro Software, Asia Limited, a Hong Kong corporation.

11.	Mobility Acquisition Corporation, a Delaware corporation.

12.	Core Mobility, Inc., a Delaware corporation.